SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 514th BOARD OF DIRECTORS MEETING

HELD ON JUNE 12, 2006

On the twelfth day (12th) of the month of June in the year of two thousand and six, at 2 p.m., at the offices of the Company, located at Avenida das Nações Unidas, n° 4.777, CEP 05.477 -000, São Paulo/SP, the five-hundredth and fourteenth (514th) BRASKEM S.A.’s Board of Directors Meeting was held, being attended by the below undersigned Board Members. Board Member Maria das Graças Silva Foster was absent, having been replaced by her respective alternate, as well as Board Member Ruy Lemos Sampaio and his respective alternate, having been replaced by Board Member Newton Sergio de Souza, as per the letter of representation received previously, and in compliance with the procedures envisaged in the Company’s Bylaws. In attendance were also the Chief Executive Officer, José Carlos Grubisich, the Executive Officers Paul Altit and Mauricio Ferro, Mr. Nelson Raso and Ms. Ana Patrícia Soares Nogueira. Chairman Pedro Augusto Ribeiro Novis chaired the meeting and Ms. Ana Patrícia Soares Nogueira was its secretary. AGENDA: I) Subjects for deliberation: The following resolutions were unanimously adopted: 1) PROPOSALS FOR DELIBERATION (“PD”) – after due analysis of their terms and associated documents, the following Proposals for Deliberation were approved, which had been previously presented by the Board of Executive Officers for the cognizance of the members of the Board of Directors, as envisaged in its Internal Regulation, and the copies thereof having been properly filed at the Company’s headquarters: a) PD.CA/BAK-10/2006 – 2006 Long Term Incentives Program (LTI Program) and the ratification of the 2005 LTI Program in order to (i) approve the 2006 LTI Program as described in the document that has been attached to the respective PD, delegating to the Persons and Organization Committee the allocation of the Investment Units amongst the Partner Businessmen identified in the PD being approved herein; and (ii) ratify PD.CA/BAK.27/2005, which had as object the 2005 LTI Program, to determine the maximum number of Investment Units which may undergo changes as function of the real value of the shares and of the total amount invested by the Partner Businessmen; b) PD.CA/BAK-11/2006 – Association between the Company and Petrobras Química S.A. (“Paulínia Project”), in order to (i) approve the overall investment into the Paulínia Project, according to the justification and the amount listed on the respective PD, and (iii) to authorize the Board of Executive Directors of the Company to go ahead with the measures needed to faithfully implement the Paulínia Project; c) PD.CA/BAK-12/2006 – Investment in the PVC/BA Plant to Burn Gases, in order to ratify the approval of the Investment pursuant to the respective PD; 2) RESIGNATION OF A MEMBER OF THE BOARD OF DIRECTORS – to be informed of the resignation request for the position of Tenure Member filed by Ms. Maria das Graças Silva Foster, recording the votes of thanks of the remaining members of the Board of Directors of the Company to the resigning Board Member, authorizing subsequently the call-up of a Extraordinary General Meeting to elect a substitute for the resigning Board Member, on a date and a time to be opportunely defined by the Chairman of the Board of Directors through the publication of the respective Call-up Notice pursuant to law. II) Matters for Cognizance: A presentation was made by the responsible Executive Officers for the matters consisting of this item II, to with: 1) Evolution of the Results of the Company; 2) Monitoring of the Association Agreement by the Finance and Investments Committee until March 31, 2006; and 3) Monitoring of the Investments approved by the Board of Directors and monitored by the Finance and Investments Committee. III) Matters of Interest to the Company: A presentation was made regarding information on the Share Repurchasing Program. IV) CLOSING OF THE AGENDA: There being nothing else to discuss, these minutes were drafted which, after being read, discussed and found to be in order, will be signed by all the Board Members present, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, June 12, 2006 [Signatures: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho - Vice-President; Alvaro Pereira Novis; Edmundo José Correia Aires; Francisco Teixeira de Sá; José de Freitas Mascarenhas; Luiz Fernando Cirne Lima; Masatoshi Furuhashi; Newton Sergio de Souza; Patrick Horbach Fairon (p/p Edmundo José Correia Aires); Ruy Lemos Sampaio (p/p Newton Sergio de Souza)].

Conforms to the original recorded on the specific book.

Ana Patrícia Soares Nogueira
Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 Fax (71) 3342.3698

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.